C.A.C.C. Item 4104 (9)
EIN: 82-2614613

Ambassador Temple of Moorish America

EMB No.01

THE DIVINE CONSTITUTION AND BY-LAWS

ACT 1.--The Grand Sheik and the Chairman of the Ambassador Temple of Moorish America, EMB No. 1 are in power to make laws and enforce laws with the assistance of the Prophet and the Grand Body of the Ambassador Temple of Moorish America. The Assistant Grand Maulawi is to assist the Grand Maulawi in all affairs if he lives according to Love, Truth, Peace, Freedom and Justice, and it is known before the members of the Ambassador Temple of Moorish America, EMB No. 01.

ACT 2.--All meetings are to be opened and closed promptly according to the circle seven and Hubun حب, Haqq حقيقة, Salaam سل , Huriya سلام and Edala سلام. Friday is our Holy Day of rest, because on a Friday the first soul was formed in flesh and on a Friday the first soul departed out of flesh and ascended unto his Mother-Universe Allah, for that cause Friday is the Holy Day for all Moslems all over the world.

ACT 3.--Hubun حب, Haqq حقيقة, Salaam سل, Huriya سلام and Edala سلام must be proclaimed and practiced by all members of the Ambassador Temple of Moorish America, EMB No. 01. No member is to put in danger or accuse falsely his brother or sister on any occasion at all that may harm his brother or sister, because Allah is Love.

ACT 4.--All members must preserve these Holy and Divine laws, and all members must obey the laws of the government, because by being a Moorish American Ambassador you are a part and parcel of the government, and must live the life accordingly.

ACT 5.--This organization members pledge indebtedness with this letter of credit, sum certain of 900,000,000 Nine-Hundred Million Units, unconditional promise to pay as this day 10/10/2104 at the Ambassador Temple of Moorish America, EMB No. 01, 8330 Haskell Avenue-202 @ 1300 hrs for all value received, this organization is not to cause any confusion or to overthrow the laws and constitution of the said government but to invest in California and accept all members Items for value with commercial window deposit. Amen



ACT 6--With us all members must proclaim their nationality and we are teaching our people to deposit their Items and their nationality and their Divine Creed that they may know that they are a part and parcel of this said government, and know that they are not Negroes, Colored Folks, Black People, African American or Latinos, because these names were given to slaves by slaveholders in 1779 and lasted until 1865 during the time of slavery, but this is a new era of time now, and all men now must proclaim their free national name to be recognized by the government in which they live and the nations of the earth, this is the reason why Allah the Great Universal Mother ordained Noble Mikhail Jabal Mohommet Firdaus El, the Ambassador to redeem his people from their sinful ways. The Moorish American Ambassadors are the descendants of the ancient Natives, the Principle People, Aniyunwiya, whom inhabited the Northern, Western, Southern and Eastern territories of America's (Turtle Island) Atlan and it's shores.

ACT 7--All members must promptly attend their meetings and become a part and parcel of all uplifting acts of the Ambassador Temple of Moorish America, EMB No. 01. Members must pay their dues and keep in line with all necessities of the Ambassador Temple of Moorish America EMB No. 01, then you are entitled to the name of, "Faithful." Husband you must support your wife and children, wife you must obey your husband and take care of your children and look after the duties of your household. Sons and daughters must obey their father and mother and be industrious and become a part of the uplifting of fallen humanity. All Moorish American Ambassadors must keep their hearts and minds pure with Hubun حب, and their bodies clean with water. This Divine Covenant is from your Supreme Maulawi Noble Mikhail Jabal Mohommet Firdaus El, thru the guidance of his Mother-Universe Allah.

MOORISH AMERICAN AMBASSADOR PRAYER

Allah the Mother of the universe, the Mother of Hubun حب, Haqq حقيقة, Salaam سل, Huriya سلام, and Edala سلام. Allah is my protector, my guide, and my salvation, by Fall and by Rising, through her Holy Prophet Noble Drew Ali-Re,